Exhibit 99.21

PRESS RELEASE OF ENERSIS AMÉRICAS

IMPORTANT INFORMATION

Effective December 1, 2016, Chilectra Américas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Américas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

Enersis Américas Announces December 1, 2016 Merger Effectiveness Date and

Expected “When-Issued” Trading of Enel Américas ADSs

SANTIAGO, CHILE, November 21, 2016 – ENERSIS AMÉRICAS S.A. (NYSE: ENIA) (the “Company”) today announced that the pending merger of Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”) into the Company (the “Merger”) will be effective as of midnight (the beginning of the day) on December 1, 2016 (the “Effective Date”). The Company, Endesa Américas and Chilectra Américas have granted the Deed of Compliance with Merger Conditions affirming the satisfaction of the conditions precedent for the Merger, and in accordance with Chilean law, the Effective Date will be the first calendar day of the month following the month in which the Deed of Compliance with Merger Conditions was granted. As of the Effective Date, the Company’s name will be changed to Enel Américas S.A.

In connection with the Merger, the holders of Endesa Américas shares and American Depositary Shares (“ADSs”) will receive 2.8 shares of the Company for each Endesa Américas share and 1.68 ADSs of the Company for each Endesa Américas ADS, respectively. The holders of Chilectra Américas will receive 4.0 shares of the Company for each Chilectra Américas share. The issuance of new shares and ADSs of the Company in exchange for the shares and ADSs of Endesa Américas and Chilectra Américas are subject to certain regulatory approvals in Chile.

Starting on the Effective Date, the rights of Endesa Américas and Chilectra Américas shareholders to receive Enersis Américas shares in the Merger will trade in Chile on the Santiago Stock Exchange until the necessary regulatory approvals are obtained. Endesa Américas ADSs will cease trading on the New York Stock Exchange (the “NYSE”) prior to the opening of the market on the Effective Date and will be delisted from the NYSE. However, Enersis Américas ADSs to be issued in connection with the Merger will trade on the NYSE on a “when issued” basis starting on the Effective Date and continuing until Enersis Américas shares underlying the ADSs are issued in Chile following receipt of the necessary regulatory approvals in Chile. The Company will announce the date to be established for the exchange of shares and ADSs in the Merger once it has been determined.

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”). In connection with the proposed merger, Enersis Américas and Endesa Américas have distributed a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs). The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”). Shareholders and ADS holders of Enersis Américas and Endesa Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Enersis Américas, Endesa Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are also available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir@endesa.cl.

Contact Information

For further information, please contact us:

Pedro Cañamero

Investor Relations Director

(56-2) 2353 4682

pedro.canamerog@enel.com

Jorge Velis Head of Investor Relations (56-2) 2353 4552 jorge.velis@enel.com	Itziar Letzkus Investor Relations Associate (56-2) 2353 4681 itziar.letzkus@enel.com